Exhibit 99.1

NICE Reports 6% Revenue Increase and 17% Non-GAAP Earnings Per
Share Increase For The Full-Year 2015

Full-Year Non-GAAP Operating Profit Grows 22%
Full-Year Non-GAAP Operating Margin Reaches 25.4%

Ra’anana, Israel, February 11, 2016 - NICE Systems (NASDAQ: NICE) today announced results for the fourth quarter and the full year ended December 31, 2015.

Fourth Quarter 2015 Non-GAAP Financial Highlights:
•	Revenue of $274 million, up 5% year-over-year
•	Record gross margin of 72.9% compared to 72.4% last year
•	Record operating profit of $81 million, 17% increase year-over-year
•	Record operating margin of 29.7% compared to 26.8% last year
•	Record fully diluted earnings per share of $1.09, up 12% year-over-year

Full Year 2015 Non-GAAP Financial Highlights:
•	Revenue of $927 million, up 6% year-over-year
•	Gross margin of 70.6% compared to 69.4% last year
•	Record operating profit of $235 million, 22% increase year-over-year
•	Operating margin increased to 25.4% compared to 22.1% last year
•	Record fully diluted earnings per share of $3.18, up 17% year-over-year

“We are pleased to report a strong finish to the year,” said Barak Eilam, CEO of NICE. “Excluding foreign currency exchange rates, revenues grew 8.3% for the fourth quarter of 2015, compared to the same period in 2014.  In addition, we reported 12% growth in earnings per share, which was supported by a record 29.7% operating margin.”

Mr. Eilam continued, “Ending 2015 as we did, encapsulates what I believe can be characterized as a truly transformative year for NICE.  It was a year in which we managed significant and valuable changes to the business while delivering solid results.  The fundamental changes that we made will continue to benefit NICE for the long term and are part of a broader journey that we expect will have a long-lasting, positive impact on the company both operationally and financially.  As we look forward into 2016, I believe that we are well-positioned for further growth and profitability as we move ahead with our vision and strategic plan in place.”

Dividend Declaration

The Company declared a cash dividend for the fourth quarter of 2015 of $0.16 per share. The record date will be February 24th, 2016 and the payment date will be March 9th, 2016. Tax will be withheld at a rate of 15%.

Non-GAAP Financial Highlights for the Fourth Quarter and Full-Year Ended December 31:

The following non-GAAP financial data are from continuing operations, which exclude the results of the Intelligence and Physical Security divisions for both 2015 and 2014.

Revenues: Fourth quarter 2015 non-GAAP total revenues were $273.6 million, up 5.4% from $259.5 million for the fourth quarter of 2014. Non-GAAP total revenues for the full year 2015 increased 6.2% to $927.0 million compared to $872.8 million for the full year 2014.

Gross Profit: Fourth quarter 2015 non-GAAP gross profit and non-GAAP gross margin increased to $199.5 million and 72.9%, respectively, from $188.0 million and 72.4%, respectively, for the fourth quarter of 2014. Full year 2015 non-GAAP gross profit and non-GAAP gross margin increased to $654.4 million and 70.6%, respectively, compared to $605.5 million and 69.4%, respectively, for the same period last year.

Operating Income: Fourth quarter 2015 non-GAAP operating income and non-GAAP operating margin increased to $81.2 million and 29.7%, respectively, from $69.6 million and 26.8%, respectively, for the fourth quarter of 2014. Full year 2015 non-GAAP operating income and non-GAAP operating margin increased to $235.5 million and 25.4%, respectively, compared to $192.5 million and 22.1%, respectively, for the full year 2014.

Net Income from Continuing Operations: Fourth quarter 2015 non-GAAP net income and non-GAAP net margin increased to $66.9 million and 24.4%, respectively, from $58.9 million and 22.7%, respectively, for the fourth quarter of 2014. Full year 2015 non-GAAP net income and non-GAAP net margin increased to $195.0 million and 21.0%, respectively, compared to $165.5 million and 19.0%, respectively, for the same period last year.

Fully Diluted Earnings Per Share from Continuing Operations: Fourth quarter 2015 non-GAAP fully diluted earnings per share increased 12.4% to $1.09, compared to $0.97 for the fourth quarter of 2014. Full year 2015 non-GAAP fully diluted earnings per share increased to $3.18, up 16.9% from $2.72 for the full year 2014.

GAAP Financial Highlights for the Fourth Quarter and Full-Year Ended December 31:

The following GAAP financial data, excluding cash flow and cash balance, are from continuing operations, which exclude the results of the Intelligence and Physical Security divisions for both 2015 and 2014.

Revenues: Fourth quarter 2015 total revenues increased 5.5% to $273.6 million compared to $259.4 million for the fourth quarter of 2014. Full year 2014 total revenues increased 6.3% to $926.9 million compared to $872.0 million for the full year 2014.

Gross Profit: Fourth quarter 2015 gross profit and gross margin increased to $191.5 million and 70.0%, respectively, from $179.7 million and 69.3%, respectively, for the fourth quarter of 2014. Full year 2015 gross profit and gross margin increased to $623.3 million and 67.2%, respectively, from $568.5 million and 65.2%, respectively, for the same period last year.

Operating Income: Fourth quarter 2015 operating income and operating margin increased to $63.7 million and 23.3%, respectively, from $55.7 million and 21.5%, respectively, for the fourth quarter of 2014. Full year 2015 operating income and operating margin increased to $166.1 million and 17.9%, respectively, compared to $106.3 million and 12.2%, respectively, for the full year 2014.

Net Income from Continuing Operations: Fourth quarter 2015 net income and net margin increased to $56.9 million and 20.8%, respectively, compared to $48.5 million and 18.7%, respectively, for the fourth quarter of 2014. Full year 2015 net income and net margin increased to $140.6 million and 15.2%, respectively, compared to $100.2 million and 11.5%, respectively, for the full year 2014.

Fully Diluted Earnings Per Share from Continuing Operations: Fully diluted earnings per share for the fourth quarter of 2015 increased 16.3% to $0.93, compared to $0.80 for the fourth quarter of 2014. Fully diluted earnings per share for the full year 2015 were $2.29 compared to $1.64 for the full year 2014.

Operating Cash Flow and Cash Balance: Fourth quarter 2015 operating cash flow was $53.8 million. Full year cash flow from operations reached $244.7 million. In the fourth quarter, $20.0 million was used for share repurchases and $9.6 million for dividends. As of December 31, 2015, total cash and cash equivalents, short term investments and marketable securities were $828.4 million, with no debt.

First Quarter and Full-Year 2016 Guidance:

First Quarter 2016: First quarter 2016 non-GAAP total revenues are expected to be in a range of $220 million to $230 million. First quarter 2016 non-GAAP fully diluted earnings per share are expected to be in a range of $0.71 to $0.77.

Full-Year 2016: Full-year 2016 non-GAAP total revenues are expected to be in the range of $995 million to $1,015 million. Full-year 2016 non-GAAP fully diluted earnings per share are expected to be in a range of $3.38 to $3.52. Full year guidance includes the acquisition of Nexidia, which is expected to close by the end of Q1.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, February 11th, 2016 at 8:30 AM EST, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 469 670 43. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 451 563 12.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructures expenses, share-based compensation, certain business combination accounting entries, settlement and related expenses and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

###

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended December 31,		Year to date December 31,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$110,079	$109,101	$317,900	$289,560
Services	163,479	150,281	608,967	582,435
Total revenue	273,558	259,382	926,867	871,995

Cost of revenue:
Product	19,125	17,609	66,363	63,919
Services	62,916	62,065	237,219	239,592
Total cost of revenue	82,041	79,674	303,582	303,511

Gross profit	191,517	179,708	623,285	568,484

Operating Expenses:
Research and development, net	35,566	31,197	128,485	123,141
Selling and marketing	63,599	69,483	225,817	231,097
General and administrative	26,062	19,712	90,349	83,360
Amortization of acquired intangible assets	2,560	3,644	12,528	19,157
Restructuring expenses	-	-	-	5,435
Total operating expenses	127,787	124,036	457,179	462,190

Operating income	63,730	55,672	166,106	106,294

Finance and other income, net	1,188	1,278	5,304	3,765

Income from continuing operations before tax	64,918	56,950	171,410	110,059
Taxes on income	8,034	8,405	30,832	9,909

Net income from continuing operations	56,884	48,545	140,578	100,150

Discontinued operation
Gain on disposal and (loss) income from dicontinued operations	(1,621)	2,027	152,459	4,965
Taxes on income (tax benefit)	(2,130)	497	34,206	2,040
Net income on discontinued operations	509	1,530	118,253	2,925

Net income	$57,393	$50,075	$258,831	$103,075

Basic earnings per share from continuing operations	$0.95	$0.82	$2.36	$1.69
Basic earnings per share from discontinued operations	$0.01	$0.03	$1.99	$0.05
Basic earnings per share	$0.96	$0.85	$4.35	$1.74

Diluted earnings per share from continuing operations	$0.93	$0.80	$2.29	$1.64
Diluted earnings per share from discontinued operations	$0.01	$0.03	$1.93	$0.05
Diluted earnings per share	$0.94	$0.83	$4.22	$1.69

Weighted average numbers of shares
outstanding used to compute:

Basic earnings per share	59,651	58,951	59,552	59,362
Diluted earnings per share	61,092	60,551	61,281	60,895

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2015	2014	2015	2014
GAAP revenues	$273,558	$259,382	$926,867	$871,995
Valuation adjustment on acquired deferred service revenue		117	177	794
Non-GAAP revenues	$273,558	$259,499	$927,044	$872,789

GAAP cost of revenue	$82,041	$79,674	$303,582	$303,511
Amortization of acquired intangible assets on cost of product	(6,558)	(6,994)	(27,097)	(30,771)
Amortization of acquired intangible assets on cost of services	-	-	-	(326)
Cost of product revenue adjustment (1,2)	(132)	(134)	(502)	(475)
Cost of services revenue adjustment (1,2)	(1,244)	(1,024)	(3,291)	(4,671)
Non-GAAP cost of revenue	$74,107	$71,522	$272,692	$267,268

GAAP gross profit	$191,517	$179,708	$623,285	$568,484
Gross profit adjustments	7,933	8,269	31,068	37,038
Non-GAAP gross profit	$199,450	$187,977	$654,353	$605,522

GAAP operating expenses	$127,787	$124,036	$457,179	$462,190
Research and development (1,2)	(1,426)	(620)	(3,618)	(2,483)
Sales and marketing (1,2)	(3,168)	(2,877)	(11,266)	(12,917)
General and administrative (1,2)	(2,394)	(2,458)	(10,521)	(12,847)
Amortization of acquired intangible assets	(2,560)	(3,644)	(12,528)	(19,157)
Acquisition related expenses (3)	-	4,002	-	3,789
Settlement and related expenses	-	(75)	(390)	(75)
Restructuring expenses	-	-	-	(5,435)
Non-GAAP operating expenses	$118,239	$118,364	$418,856	$413,065

GAAP taxes on income	$8,034	$8,405	$30,832	$9,909
Tax adjustments re non-GAAP adjustments	7,503	3,557	14,934	20,791
Non-GAAP taxes on income	$15,537	$11,962	$45,766	$30,700

GAAP net income	$56,884	$48,545	$140,578	$100,150
Valuation adjustment on acquired deferred revenue	-	117	177	794
Amortization of acquired intangible assets	9,118	10,638	39,625	50,254
Share-based compensation (1)	7,808	6,879	27,660	28,547
Re-organization expenses (2)	556	234	1,538	4,846
Acquisition related expenses (3)	-	(4,002)	-	(3,789)
Restructuring expenses	-	-	-	5,435
Settlement and related expenses	-	75	390	75
Tax adjustments re non-GAAP adjustments	(7,503)	(3,557)	(14,934)	(20,791)
Non-GAAP net income	$66,863	$58,929	$195,034	$165,521

GAAP diluted earnings per share	$0.93	$0.80	$2.29	$1.64

Non-GAAP diluted earnings per share	$1.09	$0.97	$3.18	$2.72

Shares used in computing GAAP diluted earnings per share	61,092	60,551	61,281	60,895

Shares used in computing Non-GAAP diluted earnings per share	61,092	60,551	61,281	60,895

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		December 31,		December 31,
		2015	2014	2015	2014
	Cost of product revenue	$(132)	$(134)	$(502)	$(475)
	Cost of service revenue	(1,207)	(987)	(3,210)	(3,998)
	Research and development	(907)	(620)	(2,161)	(2,483)
	Sales and marketing	(3,168)	(2,905)	(11,266)	(12,367)
	General and administrative	(2,394)	(2,233)	(10,521)	(9,224)
		$(7,808)	$(6,879)	$(27,660)	$(28,547)
(2)	Re-organization expenses
		Quarter ended		Year to date
		December 31,		December 31,
		2015	2014	2015	2014

	Cost of service revenue	$(37)	$(37)	$(81)	$(673)
	Research and development	(519)	-	(1,457)	-
	Sales and marketing	-	28	-	(550)
	General and administrative	-	(225)	-	(3,623)
		$(556)	$(234)	$(1,538)	$(4,846)
(3)	Acquisition related expenses

		Quarter ended		Year to date
		December 31,		December 31,
		2015	2014	2015	2014
	General and administrative	-	4,002	-	3,789
		$-	$4,002	$-	$3,789

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2015	2014
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$325,931	$187,497
Short-term investments	99,195	65,744
Trade receivables	177,323	155,628
Other receivables and prepaid expenses	37,363	33,288
Inventories	6,198	6,969
Current assets of discontinued operations	9,142	36,351

Total current assets	655,152	485,477

LONG-TERM ASSETS:
Long-term investments	403,249	246,721
Other long-term assets	17,175	18,921
Property and equipment, net	39,213	40,170
Deferred tax assets	14,130	18,853
Other intangible assets, net	69,582	109,509
Goodwill	651,112	659,657
Long-term assets of discontinued operations	-	53,644

Total long-term assets	1,194,461	1,147,475

TOTAL ASSETS	$1,849,613	$1,632,952

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,719	$9,088
Deferred revenues and advances from customers	151,345	122,528
Accrued expenses and other liabilities	223,041	192,240
Current liabilities of discontinued operations	12,744	54,357

Total current liabilities	398,849	378,213

LONG-TERM LIABILITIES:
Deferred tax liabilities	15,040	14,176
Other long-term liabilities	18,166	19,004
Long-term liabilities of discontinued operations	2,409	8,103

Total long-term liabilities	35,615	41,283

SHAREHOLDERS' EQUITY	1,415,149	1,213,456

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,849,613	$1,632,952

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$57,393	$50,075	$258,831	$103,075
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	13,294	16,146	57,964	73,349
Stock based compensation	7,774	7,219	28,451	29,814
Excess tax benefit from share-based payment arrangements	(3,553)	(522)	(7,595)	(1,205)
Amortization of premium and discount and accrued interest on marketable securities	856	455	2,799	2,071
Deferred taxes, net	14,604	(13,877)	10,576	(27,785)
Changes in operating assets and liabilities:
Trade Receivables	(41,346)	(12,685)	(56,363)	4,807
Other receivables and prepaid expenses	824	2,054	(5,590)	2,283
Inventories	1,581	581	4,108	(327)
Trade payables	(9,478)	(6,194)	2,166	(13,781)
Accrued expenses and other current liabilities	8,233	41,355	38,488	9,335
Deferred revenue	1,739	(18,281)	54,914	3,424
Gain on sale and loss on disposal of discontinued operations	1,094	-	(147,334)	-
Other	737	(2,166)	3,318	(2,791)

Net cash provided by operating activities	53,752	64,160	244,733	182,269

Investing Activities

Purchase of property and equipment	(5,630)	(3,909)	(16,600)	(16,759)
Proceeds from sale of property and equipment	-	1	4	37
Purchase of Investments	(59,749)	(38,447)	(287,593)	(143,688)
Proceeds from Investments	29,388	55,774	92,542	153,141
Capitalization of software development costs	(677)	(204)	(1,380)	(908)
Payments for business acquisitions, net of cash acquired	-	-	(1,500)	(748)
Proceeds from sales of discontinued operations	(1,038)	-	186,134	-

Net cash provided by (used in) investing activities	(37,706)	13,215	(28,393)	(8,925)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	4,521	14,020	27,532	29,526
Purchase of treasury shares	(20,000)	(12,689)	(68,384)	(94,267)
Dividends paid	(9,559)	(9,441)	(38,239)	(38,142)
Excess tax benefit from share-based payment arrangements	3,553	522	7,595	1,205
Earnout payments related to acquisitions	(11)	-	(297)	(158)

Net cash used in financing activities	(21,496)	(7,588)	(71,793)	(101,836)

Effect of exchange rates on cash and cash equivalents	(1,349)	(1,227)	(6,113)	(3,556)

Net change in cash and cash equivalents	(6,799)	68,560	138,434	67,952
Cash and cash equivalents, beginning of period	332,730	118,937	187,497	119,545

Cash and cash equivalents, end of period	$325,931	$187,497	$325,931	$187,497